YOUSTAKE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

For the twelve months ended April 30, 2017 and 2016

	Common Stock		Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance on May 1, 2015	-	-	-	-	-
Common shares issued at $.001 for services	9,224,000	9,224			9,224
Paid in capital - purchase rights			317,000		317,000
Net loss	-			(330,828)	(330,828)
Balance on April 30, 2016	9,224,000	$ 9,224	$ **317,000**	$ **(330,828)**	$ **(4,604)**
Common shares issued at $.001 for services	351,000	$ 351			351
Paid in capital - purchase rights			429,000		429,000
Net Loss	-			(640,268)	(640,268)
Balance on April 30, 2017	9,575,000	$ 9,575	$ **746,000**	$ **(971,096)**	$ **(215,521)**

See accountants' review report and accompanying notes to the financial statements.